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[LOGO STANTEC]                                                     NEWS RELEASE

FOR IMMEDIATE RELEASE

STANTEC ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

EDMONTON AB (May 28, 2004) TSX:STN

Stantec Inc. announced today that a Notice of Intention to commence a Normal Course Issuer Bid has been filed with, and accepted by, the Toronto Stock Exchange, pursuant to which Stantec may purchase up to 554,388 of its common shares, representing approximately 3% of the shares. Stantec had a total of 18,479,618 common shares outstanding as at May 15, 2004. The purchases may commence on June 1, 2004, and will terminate on May 31, 2005 or on such earlier date as Stantec may complete its purchases pursuant to the Notice of Intention. Stantec will make the purchases in accordance with the rules and policies of the exchange, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition. Stantec will make no purchases of common shares other than open-market purchases.

Due to the early termination, effective on May 31, 2004, of Stantec's current Normal Course Issuer Bid, which commenced on September 9, 2003 and was to have terminated on September 8, 2004, during the period from June 1, 2004 to September 8, 2004, Stantec will also be subject to the restrictions placed in respect of that bid. As a result, during this period, the number of Common Shares purchased in any 30 day period cannot aggregate more than 2% (366,874 Common Shares) of the number of Common Shares issued and outstanding as at August 31, 2003 and, in addition, the number of Common Shares purchased during the 12-month period from September 9, 2003 to September 8, 2004 cannot exceed more than 3% (550,311 Common Shares) of the number of Common Shares issued and outstanding as at August 31, 2003. As at August 31, 2003, there were a total of 18,343,684 Common Shares issued and outstanding.

Stantec believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, the Company believes at such times that its outstanding common shares represent an attractive investment and an appropriate and desirable use of its available funds. Stantec also believes that the purchase of its common shares may be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of common shares issued in connection with acquisitions. Any common shares purchased by Stantec will be cancelled.

As at May 15, 2004, pursuant to its normal course issuer bid in place since September 9, 2003, Stantec has purchased 42,600 common shares at an average price of $22.32 per share.

As noted above, Stantec's current Normal Course Issuer Bid, which was to have expired on September 8, 2004 has been terminated effective May 31, 2004.

STANTEC provides comprehensive professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences project management, and project economics. The Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 4,000 employees operating out of 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

CORPORATE CONTACT                         INVESTOR CONTACT
Tony Franceschini                         Don Wilson
President & CEO                           Vice President & CFO
Stantec Inc.                              Stantec Inc.               STANTEC.com
Tel: 780-917-7077                         Tel: 780-917-7269